LIQUIDPISTON, INC

Financial Statements

As of December 31, 2017

LIQUIDPISTON, INC.

TABLE OF CONTENTS

Page

LiquidPiston, Inc
Balance Sheet
As of December 31, 2017

	Dec 2017
ASSETS	
Current Assets	
Cash	2,347,993
Accounts Receivable, net	0
Prepaid Expenses	65,962
Total Current Assets	2,413,955
Fixed Assets	
Machinery	703,684
Compter and Office Equipment	117,826
Acc Depreciation	-723,742
Net Fixed Assets	97,768
Other Assets	
Intangible Assets, net	810,005
Deposit	2,000
Other	0
Total Other Assets	812,005
TOTAL ASSETS	3,323,728
LIABILITIES AND EQUITY	
Current Liabilities	
Accounts Payable	143,906
Other Accrued Expenses	60,378
Interest Accrued	126,883
Total Current Liabilities	331,168
Long-Term Liabilities	
Series A Convertible Notes	2,750,149
Total Long-Term Liabilities	2,750,149
Total Liabilities	3,081,317
Stockholders' Equity	
Common Stock, $0.0001 par value, authorized 2,000,000 shares,	
1,000,0000 shares issued and outstanding, 1,000,000 shares reserved	100
Preferred Stock (net)	18,932,486
Retained Earnings (Deficit)	-18,690,175
Total Stockholders' Equity	242,411
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	3,323,728

See accompanying notes, which are an integral part of these financial statements

These financial statements have been prepared by Management and have not been reviewed or audited.

LiquidPiston, Inc

Profit and Loss
For the Year ending December 31, 2017

	YTD Dec 2017
Net Sales	0
Cost of Goods Sold	0
Gross Profit (Loss)	0
Operating Expenses	
General and Adminstrative	464,754
Research and Development	2,536,479
Total Operating Expenses	3,001,233
Net Operating Income (Loss)	-3,001,233
Other Income (Expense)	
Government R&D Contract Income	3,281,381
Interest Expense	-88,860
Total Other Income (Expense)	3,192,521
Net Income (Loss) before Income Taxes	191,288
Income Tax Expense (Credit)	5,857
Net Income (Loss)	185,431

See accompanying notes, which are an integral part of these financial statements

These financial statements have been prepared by Management and have not been reviewed or audited.

LiquidPiston, Inc
Statement of Cash Flows
For the Year ending December 31, 2017

	YTD Dec 2017
Net Income (Loss)	185,431
Adjustments to reconcile Net Income to Net Cash provided	
by operations:	
Add: Depreciation and Amortization	112,120
Changes to Assets	-27,971
Changes to Liabilities	-32,420
Total Adjust to reconcile Net Inc to Net Cash provided by opererations	51,728
Net cash provided (used) by operating activities	237,159
INVESTING ACTIVITIES:	
Purchase of Property and Equipment	-50,808
Purchase of Intangible Assets	-201,877
Net cash provided (used) by investing activities	-252,685
FINANCING ACTIVITIES:	
Proceeds from Issuance of Unsecured Convertible Notes	1,269,149
Other	
Net Cash provided by financing activities	1,269,149
Net Cash increase (decrease) for period	1,253,624
Cash at Beginning of period	1,094,369
Cash at End of period	2,347,993

See accompanying notes, which are an integral part of these financial statements
These financial statements have been prepared by Management and have not been reviewed or audited.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS ACTIVITIES

LiquidPiston, Inc., which was incorporated June 21, 2004, is a startup company which is developing a compact and fuel-efficient combustion engine. Operations are based out of Bloomfield, Connecticut.

At **December 31, 2017**, the Company's business operations had not been fully developed and revenues were not at a sufficient level to sustain ongoing operating costs. The Company remains highly dependent upon funding from non-operational sources.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

PROPERTY AND EQUIPMENT, AT COST

Property and equipment are stated at cost less accumulated depreciation, the provision for which is computed over the estimated useful lives of the assets using the straight-line and accelerated methods for financial statement purposes. The Company capitalizes all items over $1,500. Depreciation expense totaled **$87,118** for the period ended **December 31, 2017**.

ADVERTISING COSTS

Advertising costs, which are included in operating expenses, are expensed as incurred and amounted to **$3,041** for the period ended **December 31, 2017**.

RESEARCH AND DEVELOPMENT COSTS

Expenditures for research activities relating to product development are charged to expense as incurred. Such expenditures amounted to **$2,536,479** for the period ended **December 31, 2017**.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**, *(Continued)*

INCOME TAXES

As required under generally accepted accounting principles the Company adopted in 2012 the accounting pronouncement regarding uncertain tax positions.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

If the Company incurred interest and penalties associated with unrecognized tax benefits these amounts would be classified as additional income taxes in the statement of operations and accumulated deficit.

As of **December 31, 2017**, the Company determined it had no uncertain income tax positions for which a liability needed to be recorded.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **INTANGIBLE ASSETS**

In the period ended December 31, 2017, the Company incurred expenses of $**201,877**, relating to intangible assets, primarily patent applications. The Company's patent costs will be amortized on a straight-line basis over a determined useful life and will begin once the patent is approved. Total amortization of the approved patents for the period ended **December 31, 2017** was **$25,002**.

Costs relating to unapproved patents abandoned or expired will be expensed in the year abandoned or expired. The total cost for abandoned patents for the period ended **December 31, 2017** was **$0**.

3. **RETIREMENT PLAN**

As of March 16, 2017, the Company maintains a qualified 401K retirement plan (the "Plan"). This plan covers all employees who have completed 2,080 hours of service. The Company may make, on behalf of each participant who is eligible to share in the qualified non-elective contribution for the Plan year, a discretionary qualified non-elective contribution equal to a uniform percentage of each eligible individual's compensation. The contributions for the period ended **December 31, 2017** totaled **$98,548**.

4. **OPERATING LEASES**

The Company leases office and warehouse space located in Bloomfield, CT on a month to month basis. Rent for this space is payable in monthly installments of $2,000 plus reimbursement of certain improvement costs incurred by the rental property for one year. Rent expense for the period ended **December 31, 2017** was **$24,000.**

5. **CONCENTRATIONS OF CREDIT RISK**

At various times during the period, the Company had cash in excess of federally insured limits of $250,000 on deposit with major financial institutions.

6. **Unsecured convertible notes**
In the period ended **December 31, 2017**, the Company borrowed $**1,269,149** in the form of a unsecured convertible notes. The unsecured notes bear interest and compound annually at a rate of 4%, and are payable in 36 months from the issuance, and automatically convert to Preferred stock upon a Qualified Financing event. The total of outstanding notes as of **December 31, 2017** is **$2,750,149**. Previous notes, issued in 2016, compound annually at 6% interest, are payable in 36 months from issuance, and automatically convert to Preferred stock upon a Qualified Financing event.

As of **December 31 2017,** the interest accrued on all notes totaled $ 126,883.

7. **STOCK WARRANT**

The Company did not have any stock warrants issued or outstanding through the period **December 31, 2017.**

8. **QUALIFIED INCENTIVE AND NON-QUALIFIED STOCK OPTION AGREEMENT**

The Company's 2017 Equity Incentive Plan (the "Plan"), which is shareholder-approved, permits the grant of qualified incentive and non-qualified share options and shares to its employees and other service providers. The Company reserved 200,000 shares of Common Stock for issuance under the plan. The Company believes that such awards better align the interests of its employees and other service providers with those of its shareholders. Option awards are generally granted with an exercise price equal to the fair market price of the Company's Common stock at the date of grant; those option awards generally vest based on 3 to 4 years of continuous service and have 10-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan.

Under the plan, qualified incentive share options are options that satisfy the requirements of the Internal Revenue Code section 422. Non-qualified share options are options that do not satisfy the requirements of the Internal Revenue Code section 422.

During the period ended **December 31, 2017**, **100,762** options were granted, and no options were exercised.